(logo) Fidelity Investments®||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	FPCMS 82 Devonshire Street Boston MA 02109-3614 617-563-7000

June 9, 2009

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christian Sandoe

RE:	Fidelity Concord Street Trust (the trust):
Spartan Total Market Index Fund (the funds)
File Nos. (033-15983) and (811-05251)
Post-Effective Amendment No. 56

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, transmitted herewith on behalf of the trust is Post-Effective Amendment No. 56 to the trust's current effective Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which, executed pursuant to the Powers of Attorney dated April 1, 2007 and August 1, 2008, is maintained at the offices of the trust.

This filing serves to register a new class of shares, Class F, of the fund and includes the Prospectus and Statement of Additional Information (SAI) for the fund. The fund may be marketed through banks, savings and loan associations, or credit unions.

Please note that the cover page of the Prospectus and SAI contains the standard "red herring" legend called for by Rule 481 of Regulation C.

Pursuant to Rule 485(a), the trust elects an effective date of August 23, 2009. We request your comments by July 9, 2009.

Please contact Jamie Plourde at (617) 563-1375 in connection with any questions or comments regarding this filing.

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/s/ Ava Steenstrup
Ava Steenstrup
Legal Product Group